Exhibit 4.3

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION
OF
SERIES A FIXED-TO-FLOATING RATE PERPETUAL PREFERRED STOCK
OF
DBM GLOBAL INTERMEDIATE HOLDCO INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned officer of DBM Global Intermediate Holdco Inc., a Delaware corporation (the “Company”), does hereby make this Amended and Restated Certificate of Designation (the “Certificate of Designation”) and does hereby certify that:

FIRST: The Certificate of Incorporation of the Company (the “Certificate of Incorporation”) confers upon the Board of Directors of the Company (the “Board of Directors”) the authority to provide for the issuance of shares of preferred stock in classes and to establish the number of shares to be included in each such class and to fix the powers, designations, preferences and rights of the shares of each such class.

SECOND: the Board of Directors previously designated shares as “Series A Fixed-to-Floating Rate Perpetual Preferred Shares,” par value $0.001 per share, of the Company (the “Series A Preferred Stock”) and set forth that the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof would be as provided in the Certificate of Designation of the Company as filed with the Secretary of State of the State of Delaware on November 30, 2018 (the “Original Certificate of Designation”).

THIRD: 40,900 shares of Series A Preferred Stock have been issued and are outstanding as of the date hereof.

FOURTH: the Board of Directors determined, upon approval of the holders of the Series A Preferred Stock, to amend and restate the Original Certificate of Designation and provided that the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof, be amended and restated in their entirety as set forth below.

FIFTH: the holders of the Series A Preferred Stock determined to approve the amendment and restatement of the Certificate of Designation pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware as approved by the Board of Directors and to allow for the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof to be amended and restated in their entirety as follows:

ARTICLE I

DESIGNATION AND NUMBER; DEFINITIONS; RULES OF CONSTRUCTION

Section 1.01         Designation and Number. The shares of such series shall be designated as “Series A Fixed-to-Floating Rate Redeemable Preferred Shares,” par value $0.001 per share, of the Company (the “Series A Preferred Stock”), and the number constituting such series shall be Five Hundred Thousand (500,000).

Section 1.02         Definitions. As used in this Certificate of Designation (as defined below), the following capitalized terms will have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the Equity Interests having ordinary voting power for the election of members of the Board of Directors of such Person or (b) direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“Board of Directors” means with respect to (a) any corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board, (b) a partnership, the board of directors of the general partner of the partnership, (c) a limited liability company, the managing member or members or any controlling committee or board of directors of such company or the sole member or the managing member thereof, and (d) any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday or Sunday or a legal holiday in New York, New York.

A “Change of Control” shall be deemed to have occurred if:

(a)          any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the ultimate beneficial owner, directly or indirectly, of 50% or more of the voting power of the Equity Interests of the Parent other than a Permitted Holder; provided that such event shall not be deemed a Change of Control so long as one or more Permitted Holders shall beneficially own more of the voting power of the Equity Interests of the Parent than such person or group; or

(b)          Parent ceases to beneficially and of record own and control at least 51% on a fully diluted basis of the aggregate outstanding voting or economic power of the Equity Interests of the Company.

For purposes of clause (a) this definition, any direct or indirect holding company of the Parent shall not itself be considered a Person for purposes of clause (a) above or a “person” or “group” for purposes of clause (a) above, provided that no “person” or “group” (other than the Permitted Holders or another such holding company) beneficially owns, directly or indirectly, more than 50% of the voting power of the voting capital stock of such company, and a majority of the voting capital stock of such holding company immediately following it becoming the holding company of the Parent is beneficially owned by Persons who beneficially owned the voting power of the Equity Interests of the Parent immediately prior to it becoming such holding company.

“Certificate of Designation” means this Certificate of Designation of Series A Fixed-to-Floating Rate Redeemable Preferred Shares, as amended, restated supplemented or otherwise modified from time to time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means the Common Stock, par value $0.001 per share, of the Company.

“consolidated” when used with respect to any Person refers to such Person consolidated with its restricted subsidiaries.

“Controlled Investment Affiliate” means, as to any Person, any other Person that (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“DBM Preferred” mean the series A preferred shares of DBM Global, Inc. issued to the Company on the Issue Date.

“DBM Preferred Certificate of Designation” mean the certificate of designation for the DBM Preferred.

“DBM Preferred Securities Purchase Agreement” mean the securities purchase agreement, dated the Issue Date, by and between the Company and DBM Global, Inc., relating to the DBM Preferred.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dividend” means a dividend to be made by the Company in respect of the Series A Preferred Shares in accordance with Section 2.01(a).

“Dividend Period” means, subject to the definition of “LIBOR Successor Rate Conforming Changes”, the period from the Issue Date to the first Quarterly Date, and thereafter, the period from the first day of April, July and October, applicable to the immediately following Quarterly Date; provided, however, that if any Dividend Period would end on a day that is not a Business Day, such Dividend Period shall be extended to the next succeeding Business Day, unless such Business Day falls in another calendar month, in which case such Dividend Period shall end on the next preceding Business Day.

“Dividend Rate” means, (a) for the first five years following the Issue Date, (i) 9.00% per annum if dividends are paid in additional Series A Preferred Shares or (ii) 8.25% per annum if dividends are paid in cash and (b) starting on the fifth anniversary of the Issue Date, (i) a rate per annum equal to the LIBOR Rate per annum, plus 0.75% if dividends are paid in additional Series A Preferred Shares or (b) the LIBOR Rate per annum in the case of dividends paid in cash; provided, however, that if a Trigger Event occurs and is continuing the Dividend Rate will increase by 2.00% until the cure or waiver of such Trigger Event. If accrued but unpaid dividends with respect to any Quarterly Date are not paid to the Holders entitled thereto either in cash or in additional Series A Preferred Shares (as determined in accordance with Section 2.01(b)), then the Dividend Rate on such accrued and unpaid dividends shall be the rate set forth in the foregoing clause (a)(i) or clause (b)(i), as applicable, in each case, subject to the foregoing proviso (where applicable).

“Equity Interests” means (a) all shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting and (b) all securities convertible into or exchangeable for any of the foregoing and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any of the foregoing, whether or not presently convertible, exchangeable or exercisable.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Financing Agreement” means that certain Financing Agreement, dated as of the Closing Date, by and among the Company and the Subsidiary Borrowers (as defined in the Series A Securities Purchase Agreement), as borrowers, the Subsidiary Guarantors (as defined in the Series A Securities Purchase Agreement), as guarantors, the lenders from time to time party thereto, as lenders, and TCW Asset Management Company LLC, as collateral and administrative agent.

“GAAP” means generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis.

“Governmental Authority” means any nation or government, any foreign, federal, state, territory, provincial, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Holder” means a holder of a Series A Preferred Share and “Holders” means more than one holder of Series A Preferred Shares.

“Insurance Company” means each of Continental Insurance Group, Ltd., Continental LTC, Inc. and Continental General Insurance Company.

“Issue Date” means the date the Series A Preferred Shares are issued on the Closing Date (as defined in the Series A Securities Purchase Agreement).

“Investments” means, with respect to any Person, to, directly or indirectly, lend money or credit (by way of guarantee or otherwise) or make advances to any person, or purchase or acquire any Equity Interests, bonds, notes, debentures, guarantees or other securities of, or make any capital contribution to, or acquire assets constituting all or substantially all of the assets of, or acquire assets constituting a line of business, business unit or division of, any other Person.

“Law” means any applicable U.S. or foreign, federal, state, provincial, municipal or local law (including common law), statute, ordinance, rule, regulation, code, policy, directive, standard, license, treaty, judgment, order, injunction, decree or agency requirement of or undertaking to or agreement with any Governmental Authority.

“LIBOR” means, the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on the Reuters screen “LIBOR01” at approximately 11:00 a.m., London time, on the date that is two business days preceding the first day of each Dividend Period. If on an interest determination date, such rate does not appear on the Reuters screen “LIBOR01” as of 11:00 a.m., London time, or if the Reuters screen “LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM”, which determination shall be conclusive absent manifest error. Notwithstanding anything herein to the contrary, if “LIBOR” shall be less than zero, such rate shall be deemed to be zero for purposes of this Certificate of Designation.

Notwithstanding anything to the contrary in this Certificate of Designation, if the Company reasonably determines, that adequate and reasonable means do not exist for ascertaining LIBOR for any requested Dividend Period and such circumstances are unlikely to be temporary, or a Governmental Authority has made a public statement identifying a specific date after which LIBOR shall no longer be made available, or used for determining the interest rate of loans (such specific date, the “Scheduled Unavailability Date”) or syndicated loans currently being executed, or that include language similar to that contained herein, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace LIBOR, then “LIBOR” shall mean the alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein) reasonably determined by the Company giving due consideration to any evolving or then existing convention for similar U.S. dollar denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “LIBOR Successor Rate”) together with any proposed LIBOR Successor Rate Conforming Changes.

“LIBOR Rate” means LIBOR, plus a spread of 5.85%.

“LIBOR Successor Rate Conforming Changes” means, with respect to any proposed LIBOR Successor Rate, any conforming changes to the definition of, Dividend Period, timing and frequency of determining rates and making payments of interest and other administrative matters as may be appropriate, in the discretion of the Company, to reflect the adoption of such LIBOR Successor Rate and to permit the administration thereof by the Company in a manner substantially consistent with market practice.

“Liquidation Preference” means, with respect to each outstanding Series A Preferred Share at any time, the sum of (i) the Stated Value thereof, plus (ii) all accrued, accumulated and unpaid Dividends thereon.

“Parent” means HC2 Holdings, Inc., a Delaware corporation.

“Permitted Holders” means:

(a)       Avram Glazer, his immediate family (including any spouse, ex-spouse, children, step-children and their respective lineal descendants), the estate of the foregoing, or any trust (including the Avram Glazer Irrevocable Exempt Trust, a Nevada trust) or other legal entity the beneficiary, beneficial owner, or controlling party of which is any of the foregoing and (b) Lancer Capital LLC and any investment fund or vehicle managed or controlled by Lancer Capital LLC or Avram Glazer;

(b)          any Affiliate of any Person specified in clause (a), other than another portfolio company of any investment fund or vehicle (which means a company actively engaged in providing goods and services to unaffiliated customers) or a company controlled by a “portfolio company”;

(c)          any Person or group whose acquisition of beneficial ownership constitutes a Change of Control will thereafter, together with its Affiliates, constitute an additional Permitted Holder; or

(d)          any Person both the Equity Interests and voting capital stock of which (or in the case of a trust, the beneficial interests in which) are owned 50% or more by Persons specified in clauses (a), (b) or (c) or any group in which the Persons specified in clauses (a), (b) or (c) own more than a majority of the voting capital stock and Equity Interests held by such group.

“Person” means any individual, corporation, limited liability company, partnership, (including a limited partnership) joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Quarterly Date” means March 31, June 30, September 30 and December 31, of each year, commencing on and including December 31, 2018; provided that, if any Quarterly Date is not a Business Day, the Quarterly Date will be the immediately following Business Day.

“Redemption Date” means the date of redemption of any redemption of any Series A Preferred Share pursuant to Article IV, as fixed by the Company, or by an Insurance Company in its notice delivered pursuant to Section 4.02.

“Redemption Price” means, with respect to any Series A Preferred Share at any Redemption Date, an amount per share equal to the Liquidation Preference as of such Redemption Date.

“SEC” means the Securities and Exchange Commission or any similar or successor agency of the Federal government administering the Securities Act.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Series A Preferred Share” means one share of Series A Preferred Stock and “Series A Preferred Shares” means one or more shares of Series A Preferred Stock.

“Series A Securities Purchase Agreement” means that certain Series A Securities Purchase Agreement, dated as of November 30, 2018, by and among DBM Global Inc. and the Company, as amended, restated supplemented or otherwise modified from time to time.

“Stated Value” means, at any date of determination, and with respect to each outstanding Series A Preferred Share, $1,000 (adjusted as appropriate in the event of any stock dividend, stock split, stock distribution, recapitalization or combination with respect to the Series A Preferred Shares).

“Subsidiary” means, with respect to any Person at any date, any corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity (a) the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP or (b) of which more than 50% of (i) the outstanding Equity Interests having (in the absence of contingencies) ordinary voting power to elect a majority of the Board of Directors of such Person, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such Person. References to a Subsidiary shall mean a Subsidiary of the Company unless the context expressly provides otherwise.

“U S” means the United States of America.

Section 1.03 Rules of Construction. Unless the context otherwise requires:

(a)          a term has the meaning assigned to it;

(b)          an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c)          “or” is not exclusive;

(d)          the words “including,” “includes” and similar words shall be deemed to be followed by without limitation;

(e)          words in the singular include the plural, and in the plural include the singular;

(f)          “will” shall be interpreted to express a command;

(g)          provisions apply to successive events and transactions;

(h)          references to sections of, or rules under, the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(i)          unless the context otherwise requires, any reference to an “Article,” “Section” or “clause” refers to an Article, Section or clause, as the case may be, of this Certificate of Designation;

(j)          the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Certificate of Designation as a whole and not any particular Article, Section, clause or other subdivision;

(k)          words used herein implying any gender shall apply to both genders; and

(l)          in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

ARTICLE II

DIVIDENDS

Section 2.01         Dividends.

(a)          From and after the date of issuance of each Series A Preferred Share and for so long as any Series A Preferred Shares shall be outstanding, the Holders shall be entitled to receive in respect of each Series A Preferred Share, as, when and if declared by the Board of Directors of the Company, from time to time, and in preference and priority to the declaration and payment of dividends on shares of Common Stock or shares of any other class or series of capital stock of the Company ranking junior to shares of Series A Preferred Stock as to dividends and pari passu to the declaration and payment of dividends on shares of any class or series of capital stock of the Company ranking on parity with the Series A Preferred Shares as to dividends, dividends accruing on a daily basis at the Dividend Rate on the Liquidation Preference of such Series A Preferred Share, payable quarterly in arrears on each Quarterly Date, which dividends shall cumulate as of a Quarterly Date if not paid.

(b)          The Dividends shall be paid in either (i) cash or (ii) additional Series A Preferred Shares, as determined solely and exclusively by the Company; provided that, if receipt of additional Series A Preferred Shares would, or would reasonably be expected to, result in Continental General Insurance Company being in breach or violation of Texas Insurance Code § 425 or any successor statute, such payment shall be made in cash.

Section 2.02 Rank. For the avoidance of doubt, so long as any Series A Preferred Shares shall remain outstanding, the Series A Preferred Shares shall rank senior to shares of Common Stock or shares of any other class or series of capital stock of the Company ranking junior to shares of Series A Preferred Stock as to dividends and pari passu to shares of any class or series of capital stock of the Company ranking on parity with the Series A Preferred Shares as to dividends.

ARTICLE III

LIQUIDATION, DISSOLUTION AND WINDING UP

Section 3.01        Liquidation, Dissolution and Winding Up. So long as any Series A Preferred Shares shall remain outstanding, in the event of any dissolution, liquidation or winding up of the Company, in preference and priority to shares of Common Stock or shares of any other class or series of capital stock of the Company ranking junior to shares of Series A Preferred Stock upon the dissolution, liquidation or winding up of the Company and pari passu to shares of any class or series of capital stock of the Company ranking on parity with the Series A Preferred Shares upon the dissolution, liquidation or winding up of the Company, each Holder shall be entitled to receive with respect to each Series A Preferred Share owned by such Holder out of the assets of the Company available for distribution to its stockholders, the then applicable Liquidation Preference. A merger or consolidation of the Company with or into another corporation or other entity, or a sale of all or any part of the assets of the Company (which shall not in fact result in the dissolution, liquidation or winding up of the Company and the distribution of its assets to its stockholders) shall not be deemed a liquidation, dissolution or winding up of the Company within the meaning of this Section 3.01.

ARTICLE IV

REDEMPTION

Section 4.01         Optional Redemption. At any time from and after the Issue Date, the then outstanding Series A Preferred Shares shall be redeemable, in whole or in part, at the option of the Company exercisable at any time or from time to time upon provision of the notice described in Section 4.04, at the Redemption Price, which Redemption Price shall be paid in cash. Such redemption may, at the option of the Company, be subject to satisfaction of one or more conditions precedent.

Section 4.02       Redemption at the Option of an Insurance Company. Each Insurance Company shall have the right to require the Company to redeem such Insurance Company’s outstanding Series A Preferred Shares at the Redemption Price, which Redemption Price shall be paid in cash, during the period after the date hereof and on or prior to July 1, 2026 by providing to the Company at least 30 days’ but not more than 60 days’ prior written notice of such Insurance Company’s election to have all or any portion of its Series A Preferred Stock redeemed. Such prior written notice shall state the number of Series A Preferred Shares to be redeemed, which amount shall be for a minimum of the lesser of (x) 10,000 Series A Preferred Shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) and (y) all remaining outstanding Series A Preferred Shares held by the Insurance Companies.

Section 4.03         Procedures.

(a)          If fewer than all of the then outstanding Series A Preferred Shares are to be redeemed pursuant to this Article IV, the Company shall redeem a portion of Series A Preferred Shares held by each Holder on a pro rata basis based on the number of Series A Preferred Shares held by each Holder.

(b)          From and after the Redemption Date, so long as the applicable Redemption Price with respect to the Series A Preferred Shares being redeemed has been paid in full or a sum sufficient to redeem such Series A Preferred Shares has been irrevocably deposited or set aside to pay the Redemption Price with respect to each such Series A Preferred Share, dividends on each Series A Preferred Share called for redemption shall cease to accrue, such Series A Preferred Share shall no longer be deemed to be outstanding, and all rights in respect of such Series A Preferred Share shall cease, except the right to receive the Redemption Price.

(c)          Nothing in this Article IV shall prevent the Company from, at any time and from time to time, purchasing Series A Preferred Shares from an individual Holder with the consent or approval of such Holder.

Section 4.04         Notice of Redemption. Notice of a redemption pursuant to Section 4.01 shall be furnished to each Holder at the address shown in the books and records of the Company for such Holder by registered mail via national courier service, not more than 60 days before the Redemption Date and shall set forth:

(a)          The aggregate number of Series A Preferred Shares to be redeemed;

(b)          The Redemption Date;

(c)          The Redemption Price;

(d)          A statement that the certificate representing the Series A Preferred Shares called for redemption must be surrendered to the Company to collect the Redemption Price; and

(e)          Any conditions precedent to such redemption.

Section 4.05         Effect of Notice of Redemption. The notice, if delivered in the manner provided in Section 4.04, shall be conclusively presumed to have been given, whether or not the Holder receives such notice.

Section 4.06         Certificates Evidencing Series A Preferred Shares Redeemed in Part. Upon surrender of a certificate representing Series A Preferred Shares that are redeemed in part, pursuant to this Article IV, the Company shall issue a new certificate representing the unredeemed Series A Preferred Shares formerly represented thereby.

ARTICLE V

CONVERSION

Section 5.01         No Conversion. The Series A Preferred Shares shall not be convertible into any other securities of the Company.

ARTICLE VI

VOTING

Section 6.01         Generally. Except as provided by this Certificate of Designation or applicable law, each Holder, as such, shall not be entitled to vote and shall not be entitled to any voting powers in respect thereof.

ARTICLE VII

COVENANTS

Section 7.01         Company Covenants.

(a)          For so long as any Series A Preferred Shares shall be outstanding, the Company shall not, at any time or from time to time after the Issue Date, without the prior vote or written consent of the Holders of at least a majority of the Series A Preferred Shares then outstanding, voting separately as a single class:

(i)          pay any dividends on account of, or redeem or repurchase, shares of Common Stock (other than dividends payable in additional shares of Common Stock) or other series of Preferred Shares of the Company ranking junior to the Series A Preferred Shares at any time there are outstanding Series A Preferred Shares other than with amounts received in respect of the common Equity Interests of DBM;

(ii)          create and issue any series of Preferred Shares of the Company ranking senior to or part passu with the Series A Preferred Shares as to dividends and upon a dissolution, winding up or liquidation of the Company;

(iii)         enter into a Change of Control, merger, consolidation and sale of all or substantially all of the assets of the Company; or

(iv)         amend the Company’s certificate of incorporation to increase the authorized number of Series A Preferred Shares or alter or change the powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely (including by way or merger or consolidation or otherwise).

(b)          Any information delivered to the Company pursuant to Section 4.7 of the DBM Preferred Securities Purchase Agreement (and/or any successor, related or analogous provision) shall be provided to the Holders.

(c)          The Company shall not grant any waiver, make any amendment or take any other action with respect to the DBM Preferred without the consent of the Holders of at least a majority of the Series A Preferred Shares. The Company shall take all actions under the DBM Preferred (to the extent permitted under the terms of the DBM Preferred) as directed by the Holders of at least a majority of the Series A Preferred Shares.

(d)          The Company shall not make any Investments, engage in any operating or business activities, incur any third party Indebtedness, Liens or issue any preferred stock, par value $0.001 per share, of the Company; provided that the following and any activities incidental thereto shall be permitted in any event: (i) its ownership of the Equity Interests as permitted and required in Section 7.01(e) and activities incidental thereto, including payment of amounts in respect of its Equity Interests permitted hereunder, (ii) the maintenance of its legal existence (including the ability to incur fees, costs and expenses relating to such maintenance), (iii) any public offering of its common stock or any other issuance or sale of its Equity Interests and the use of proceeds thereof, (iv) the issuance of the Series A Preferred Shares issued on the Issue Date, entering into the Series A Securities Purchase Agreement and under this Certificate of Designation, (vi) participating in tax, accounting and other administrative matters as a member of a consolidated group, (vii) holding any cash or Cash Equivalents (as defined in the Financing Agreement), (viii) providing indemnification to officers and directors, (ix) guaranteeing any debt of the Parent, performing any obligations under the documentation related thereto and pledging assets to secure any guarantee of debt of the Parent (or the underlying debt of the Parent), (ix) any activities incidental to the foregoing and (x) any other action approved by the Holders of at least a majority of the Series A Preferred Shares.

(e)          The Company shall not own any operating assets or Equity Interests or other Investments other than:

(i)          Equity Interests of its immediate Subsidiary as of the Closing Date and the DBM Preferred.

(f)          The Company shall not sell, transfer, assign, pledge, hypothecate or otherwise dispose of the DBM Preferred except pursuant to or otherwise as required by subclause (ix) of the preceding clause (d) of this Section 7.01.

(g)          The foregoing provisions in this Section 7.01 shall not apply if, and to the extent, they would violate the terms of the Parent Senior Secured Notes (as defined in the Financing Agreement), any other indebtedness or any indebtedness that refinances the Parent Senior Secured Notes or any other indebtedness.

(h)          The Company shall provide to each Insurance Company (i) a customary consolidated annual audited and quarterly balance sheet and income statement of (x) the Company and its Subsidiaries and (y) DBM Global Inc. and its Subsidiaries, which quarterly financial information is not required to be reviewed or audited by any accounting firm, not later than, with respect to quarterly financial information, forty-five (45) days following the quarter then ended, and, with respect to annual financial information, one hundred and fifty (150) days following the year then ended; provided that the annual financial information for the year ended December 31, 2020 shall be provided not later than September 15, 2021, and (ii) such other information as may be reasonably requested by such Insurance Company for regulatory reporting purposes, including, without limitation, pursuant to Texas Insurance Code § 425.

ARTICLE VIII

TRIGGER EVENTS AND WAIVER

 Section 8.01        Trigger Events. A “Trigger Event” wherever used herein, means a Trigger Event as defined in the DBM Preferred Certificate of Designation.

Section 8.02        Waiver of Certificate of Designation Provisions. The powers (including voting powers), if any, of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Series A Preferred Stock may be waived as to all Series A Preferred Stock Shares in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the written consent or agreement of the Holders of at least a majority of the Series A Preferred Shares then outstanding, consenting or agreeing separately as a single class.

Section 8.03        Waiver of Trigger Event. Any Trigger Event and its consequences hereunder may be waived as to all Series A Preferred Shares in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the written consent or agreement of the Holders of at least a majority of the Series A Preferred Shares then outstanding, consenting or agreeing separately as a single class. Upon any such waiver, such Trigger Event shall be deemed to have been cured for every purpose herein; but no such waiver shall extend to any subsequent or other Trigger Event or impair any right consequent thereon.

ARTICLE IX

STATUS OF REDEEMED OR REPURCHASED SERIES A PREFERRED SHARES

Section 9.01         Retirement and Cancellation. If any Series A Preferred Share is redeemed, repurchased or otherwise acquired by the Company in any manner whatsoever, the Series A Preferred Share so acquired shall, to the fullest extent permitted by Law, be retired and cancelled upon such acquisition.

Section 9.02       No Reissuance of the Series A Preferred Shares. If any Series A Preferred Share is redeemed, repurchased or otherwise acquired by the Company in any manner whatsoever, the Series A Preferred Share so acquired shall not be reissued as a share of Series A Preferred Stock.

Section 9.03        Undesignated Shares of Preferred Stock. Any Series A Preferred Share that is redeemed, repurchased or otherwise acquired by the Company in any manner whatsoever shall, upon its retirement and cancellation, and upon the taking of any action required by applicable Law, become authorized but unissued shares of preferred stock, par value $0.001 per share, of the Company, subject to the conditions and restrictions in the Certificate of Incorporation or imposed by the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by a duly authorized officer this 1st day of July, 2021.

THE COMPANY:

DBM GLOBAL INTERMEDIATE HOLDCO INC.

By:	/s/ Michael J. Sena
Name:	Michael J. Sena
Title:	Chief Financial Officer